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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                             Strayer Education, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    863236105
         ----------------------------------------------------------------
                                 (CUSIP Number)


                                 March 16, 2001
        ----------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ]    Rule 13d-1(b)

        [X]    Rule 13d-1(c)

        [ ]    Rule 13d-1(d)


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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
                                              SCHEDULE 13G

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CUSIP No.         863236105                                               Page       1       of    8   Pages
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




---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Ron K. Bailey
---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                           (a) [ ]

                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
---------------------------------------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

      NUMBER OF               0 shares
       SHARES           ---------------------------------------------------------------------------------------
     BENEFICIALLY       6     SHARED VOTING POWER
       OWNED BY
         EACH                 0 shares
      REPORTING         ---------------------------------------------------------------------------------------
        PERSON          7     SOLE DISPOSITIVE POWER
         WITH:
                              0 shares
                        ---------------------------------------------------------------------------------------
                        8     SHARED DISPOSITIVE POWER

                              8,175,000 shares
---------------------------------------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,175,000 shares
---------------------------------------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                      [ ]

---------------------------------------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        52.8%
---------------------------------------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
---------------------------------------------------------------------------------------------------------------




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
                                                  SCHEDULE 13G
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CUSIP No.         863236105                                               Page       2      of     8    Pages
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


---------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


        Beverly W. Bailey
---------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)                           (a) [ ]

                                                                                                      (b) [ ]
---------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY

---------------------------------------------------------------------------------------------------------------
4       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
---------------------------------------------------------------------------------------------------------------
                        5     SOLE VOTING POWER

      NUMBER OF               0 shares
       SHARES           ---------------------------------------------------------------------------------------
     BENEFICIALLY       6     SHARED VOTING POWER
       OWNED BY
        EACH                  0 shares
     REPORTING          ---------------------------------------------------------------------------------------
       PERSON           7     SOLE DISPOSITIVE POWER
       WITH:
                              0 shares
                        ---------------------------------------------------------------------------------------
                        8    SHARED DISPOSITIVE POWER

                              8,175,000 shares
---------------------------------------------------------------------------------------------------------------
9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,175,000 shares
---------------------------------------------------------------------------------------------------------------
10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
                                                                                                      [ ]
---------------------------------------------------------------------------------------------------------------
11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

        52.8%
---------------------------------------------------------------------------------------------------------------
12      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
---------------------------------------------------------------------------------------------------------------



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
                                                  SCHEDULE 13G

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CUSIP No.         863236105                                               Page       3      of     8    Pages
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


Item 1

(a)            Name of Issuer:

               Strayer Education, Inc.

(b)            Address of Issuer's Principal Executive Offices:

               1025 15th Street N.W.
               Washington, DC  20005

Item 2

(a)            Name of Persons Filing:

               Ron K. Bailey
               Beverly W. Bailey

(b)            Address of Principal Business Office or, if none, Residence:

               6801 Lois Drive
               Springfield, Virginia  22150

(c)            Citizenship:

               United States

(d)            Title of Class of Securities:

               Common Stock, par value $.01 per share

(e)            CUSIP Number:

               863236105


Item 3: Capacity in Which Person is Filing if Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b):

               Not applicable.



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                                                  SCHEDULE 13G
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Item 4:        Ownership:

               (a)    Amount Beneficially Owned:

                      Ron K. Bailey and Beverly W. Bailey beneficially own 8,175,000 shares of common stock (the "Shares") as of March 16, 2001. Mr. and Mrs. Bailey each have the sole power to vote or to direct the vote of 0 Shares and the shared power to vote or to direct the vote of 0 Shares. The Shares are subject to an irrevocable proxy dated March 16, 2001 (the "Proxy") from Mr. and Mrs. Bailey to New Mountain Partners, L.P.("New Mountain") and DB Capital Investors, L.P. ("DB Capital" and together with New Mountain, the "Investors"), incorporated by reference in
                      Exhibit 2 hereto. The Proxy gives sole voting power over the Shares to the Investors.

                      Mr. and Mrs. Bailey each have the sole power to dispose of or to direct the disposition of 0 shares. Mr. and Mrs. Bailey have the shared power to dispose of or to direct the disposition of 8,175,000 shares, of which 292,500 shares are indirectly owned through the Bailey Family Foundation. The Proxy does not vest ownership in the Investors but only gives them voting rights on the Shares pursuant to the Support and Option Agreement, dated as of November 28, 2000, by and among Strayer Education Inc., Ron K. Bailey, Beverly W. Bailey, and the Investors, which is incorporated by reference in Exhibit 2 herein. The Investors will not receive any ownership interest in the Shares until there is a closing pursuant to the Preferred Stock Purchase Agreement dated November 28, 2000 by and among Strayer Education, Inc., New Mountain and DB Capital.

               (b)    Percent of class:

                      The Shares represent 52.8% of the outstanding common stock (based on 15,498,364 shares of common stock outstanding as of February 28, 2001).

               (c)    Number of shares to which such person has:

                      (i)    Sole power to vote or to direct the vote:

                             0 shares

                      (ii)   Shared power to vote or to direct the vote:

                             0 shares

                      (iii)  Sole power to dispose or to direct the
                             disposition of:

                             0 shares

                      (iv) Shared power to dispose or to direct the disposition of:

                             8,175,000 shares


Item 5:        Ownership of Five Percent or Less of Class:

               Not applicable.


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
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                                                  SCHEDULE 13G
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



Item 6:        Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.


Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company:

               Not applicable.

Item 8:        Identification and Classification of Members of the Group:

               Not applicable.

Item 9:        Notice of Dissolution of Group:

               Not applicable.

Item 10:       Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

                                                Date:  March 26, 2001


                                                By: /s/ Ron K. Bailey
                                                    ----------------------------
                                                    Ron K. Bailey

                                                By: /s/ Beverly W. Bailey
                                                    ---------------------------
                                                    Beverly W. Bailey





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                                                                       Exhibit 1

                                    AGREEMENT

               Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed on behalf of all of the undersigned with respect to the ownership of shares of common stock of Strayer Education, Inc. by Ron K. Bailey and Beverly W. Bailey.

               This agreement may be executed in any number of counterparts, each of which shall be deemed an original.

               EXECUTED as a sealed instrument this 26th day of March, 2001.



                                               By:  /s/ Ron K. Bailey
                                                    ---------------------------
                                                    Ron K. Bailey

                                               By:  /s/ Beverly W. Bailey
                                                    ---------------------------
                                                    Beverly W. Bailey


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                                                                       Exhibit 2


                       DOCUMENTS INCORPORATED BY REFERENCE

The following documents are incorporated by reference herein:

1. Irrevocable Proxy from Ron K. Bailey and Beverly W. Bailey to New Mountain Partners, L.P. and DB Capital Investors, L.P. dated March 16, 2001 filed as an exhibit to Strayer Education, Inc.'s Form 8-K filed on March 16, 2001.


2. Support and Option Agreement, dated as of November 28, 2000, by and among Strayer Education, Inc., Ron K. Bailey, Beverly W. Bailey, and New Mountain Partners, L.P. and DB Capital Investors, L.P. filed as an annex to Strayer Education, Inc.'s Definitive Proxy Statement filed on
      February 14, 2001.